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SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5 )*

ITT Educational Services Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

45068B109

(CUSIP Number)

Yude Zhang

51 Golden Eagle
Irvine, CA 92603
(949) 702-6208

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45068B109

1.	Names of Reporting Persons. Yude Zhang
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) IN

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CUSIP No. 45068B109

1.	Names of Reporting Persons. Zhifeng Zhang
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) IN

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CUSIP No. 45068B109

1.	Names of Reporting Persons. KHLU Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) CO

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Item 1.  Security and Issuer.

This statement relates to shares of common stock, $0.01 par value per share (the “Common Stock”) of ITT Educational Services, Inc., a Delaware corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 13000 North Meridian Street, Carmel, IN 46032.

This Amendment No.5 (the “Amendment”) amends and supplements the Statement on Schedule 13D, filed on May 16, 2016, as amended by Amendment No. 1 filed on June 20, 2016, Amendment No. 2 filed on July 5, 2016, Amendment No.3. filed on July 29, 201, and Amendment No.4 filed on August 30, 2016.

This Amendment is the final amendment to the Schedule 13D and is an exit filing.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following information after the final paragraph:

As of August 30, 2016, Mr. the reporting persons ceased to beneficially own any shares of Common Stock (as described in Item 4).

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following immediately after the final paragraph:

Since the last filing on August 29, 2016, the reporting persons has sold all remaining shares of Common Stock beneficially held by them on August 30, 2016 in the public market and as a result ceased to be stockholders of the Issuer.

Item 5.  Interest in Securities of the Issuer.

Parts (a), (b), (c) and (e) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) Each of the reporting persons beneficially owns 0 shares of Common Stock of the Issuer, representing 0.0% of the Issuer’s outstanding Common Stock.

(c) On August 30, 2016, the reporting persons sold all 2,009,382 shares of Common Stock of the Issuer that they then beneficially owned at an average sale price of $0.37 per share.

(e) Each of the reporting persons ceased to be a beneficial owner of more than five percent (5%) of the outstanding Common Stock of the Issuer on August 30, 2016.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 31, 2016
Date

/s/ Yude Zhang
Signature

Yude Zhang
(Name/Title)

August 31, 2016
Date

/s/ Zhifeng Zhang*
Signature

Zhifeng Zhang
(Name/Title)

*By:	Yude Zhang
Attorney-in-Fact for Zhifeng Zhang

KHLU Limited

August 31, 2016
Date

/s/ Yude Zhang
Signature

Director
(Name/Title)

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